November 18, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549
Attn: Taylor Beech

Re:	ATIF Holdings Limited
Request for Withdrawal of Registration Statement on Form F-1
Initially filed April 27, 2021
File No. 333-255545

Dear Ms. Beech:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ATIF Holdings Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-1 (File No. 333-255545), initially filed with the Commission on April 27, 2021, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant has determined not to proceed with its proposed public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at ATIF Holdings Limited, 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Huan Lou, U.S. counsel of the Registrant, at hlou@SRF.LAW.

Sincerely,

ATIF Holdings Limited

By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer